	SUBSIDIARIES OF THE REGISTRANT	Exhibit 21.1
Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Direct or Indirect Ownership Interest by RestorGenex
Canterbury Laboratories, LLC	DE	100%
Hygeia Therapeutics, Inc.	DE	100%
Paloma Pharmaceuticals, Inc.	DE	100%
VasculoMedics, Inc.	DE	100%
Diffusion Pharmaceuticals LLC	VA	100%